Consolidated Financial Statements
Consolidated Statement of Income

						For the six
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2006	2006	2005	2005	2005	2006	2005
Interest, Dividend and Fee Income
Loans	$2,340	$2,242	$2,098	$1,989	$1,843	$4,582	$3,641
Securities	473	509	457	484	461	982	889
Deposits with banks	172	167	164	170	160	339	272

	2,985	2,918	2,719	2,643	2,464	5,903	4,802

Interest Expense
Deposits	1,308	1,213	1,074	961	875	2,521	1,668
Subordinated debt	41	42	47	56	52	83	99
Preferred shares and capital trust securities	25	25	25	21	26	50	51
Other liabilities	498	456	379	391	330	954	605

	1,872	1,736	1,525	1,429	1,283	3,608	2,423

Net Interest Income	1,113	1,182	1,194	1,214	1,181	2,295	2,379
Provision for credit losses (Note 3)	66	52	57	73	6	118	49

Net Interest Income After Provision for Credit Losses	1,047	1,130	1,137	1,141	1,175	2,177	2,330

Non-Interest Revenue
Securities commissions and fees	292	252	272	255	299	544	565
Deposit and payment service charges	179	180	187	188	180	359	359
Trading revenues	180	221	169	83	60	401	161
Lending fees	77	78	76	89	73	155	148
Card fees	94	91	60	98	88	185	176
Investment management and custodial fees	69	76	77	79	74	145	149
Mutual fund revenues	126	115	116	113	106	241	208
Securitization revenues	4	20	34	26	33	24	53
Underwriting and advisory fees	113	98	101	92	77	211	164
Investment securities gains	30	18	79	37	12	48	49
Foreign exchange, other than trading	49	43	48	42	45	92	90
Insurance income	51	46	38	44	39	97	80
Other	96	61	169	51	130	157	227

	1,360	1,299	1,426	1,197	1,216	2,659	2,429

Net Interest Income and Non-Interest Revenue	2,407	2,429	2,563	2,338	2,391	4,836	4,759

Non-Interest Expense
Employee compensation (Note 6)	943	965	962	933	925	1,908	1,851
Premises and equipment	296	288	334	315	312	584	615
Amortization of intangible assets	12	11	22	24	24	23	48
Travel and business development	63	50	69	68	60	113	110
Communications	31	25	33	29	32	56	60
Business and capital taxes	25	27	28	29	26	52	50
Professional fees	72	58	65	58	59	130	120
Other	129	121	123	123	141	250	258

Total Non-Interest Expense	1,571	1,545	1,636	1,579	1,579	3,116	3,112

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	836	884	927	759	812	1,720	1,647
Income taxes	173	235	254	204	198	408	417

	663	649	673	555	614	1,312	1,230
Non-controlling interest in subsidiaries	19	19	16	14	14	38	28

Net Income	$644	$630	$657	$541	$600	$1,274	$1,202

Preferred share dividends	$8	$8	$8	$6	$8	16	$16
Net income available to common shareholders	$636	$622	$649	$535	$592	1,258	$1,186
Average common shares (in thousands)	502,502	501,374	500,383	499,152	499,415	501,929	500,357
Average diluted common shares (in thousands)	512,743	511,600	510,378	509,384	510,237	512,146	511,611

Earnings Per Share (Canadian $)
Basic	$1.27	$1.24	$1.30	$1.07	$1.19	$2.51	$2.37
Diluted	1.24	1.22	1.27	1.05	1.16	2.46	2.32
Dividends Declared Per Common Share	0.53	0.49	0.49	0.46	0.46	1.02	0.90

The accompanying notes to consolidated financial statements are an integral part of these statements.
24   BMO Financial Group Second Quarter Report 2006

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2006	2006	2005	2005	2005
Assets

Cash Resources	$19,560	$19,933	$20,721	$20,402	$21,141

Securities
Investment	13,075	12,032	12,936	14,175	15,698
Trading	45,850	49,644	44,309	43,146	43,717
Loan substitutes	11	11	11	11	11

	58,936	61,687	57,256	57,332	59,426

Loans
Residential mortgages	63,055	62,652	60,871	59,737	57,703
Consumer installment and other personal	28,873	28,206	27,929	27,241	26,714
Credit cards	4,874	4,709	4,648	4,717	4,557
Businesses and governments	52,121	48,289	47,803	48,181	47,716
Securities borrowed or purchased under resale agreements	33,116	29,853	28,280	27,259	31,357

	182,039	173,709	169,531	167,135	168,047
Customers’ liability under acceptances	6,639	5,988	5,934	5,683	5,814
Allowance for credit losses (Note 3)	(1,117)	(1,115)	(1,128)	(1,200)	(1,220)

	187,561	178,582	174,337	171,618	172,641

Other Assets
Derivative financial instruments	31,523	30,664	31,517	26,174	23,031
Premises and equipment	1,841	1,818	1,847	1,863	1,875
Goodwill	1,098	1,109	1,091	1,604	1,632
Intangible assets	172	186	196	426	462
Other	11,719	11,786	10,567	10,970	12,148

	46,353	45,563	45,218	41,037	39,148

Total Assets	$312,410	$305,765	$297,532	$290,389	$292,356

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,394	$25,940	$25,473	$25,265	$23,536
Businesses and governments	94,234	90,783	92,437	87,462	89,698
Individuals	76,860	76,536	75,883	76,023	77,811

	194,488	193,259	193,793	188,750	191,045

Other Liabilities
Derivative financial instruments	30,413	28,810	28,868	24,972	21,862
Acceptances	6,639	5,988	5,934	5,683	5,814
Securities sold but not yet purchased	15,653	14,161	16,142	14,703	13,674
Securities lent or sold under repurchase agreements	31,467	31,005	22,657	26,159	28,694
Other	14,713	14,299	12,203	11,826	12,887

	98,885	94,263	85,804	83,343	82,931

Subordinated Debt (Note 7)	3,025	2,456	2,469	3,099	3,420

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,741	4,716	4,618	4,585	4,512
Contributed surplus	26	23	20	18	15
Net unrealized foreign exchange loss	(806)	(740)	(612)	(483)	(380)
Retained earnings	10,451	10,188	9,840	9,477	9,213

	14,412	14,187	13,866	13,597	13,360

Total Liabilities and Shareholders’ Equity	$312,410	$305,765	$297,532	$290,389	$292,356

The accompanying notes to consolidated financial statements are an integral part of these statements.
BMO Financial Group Second Quarter Report 2006   25

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
		April 30,	April 30,	April 30,	April 30,
		2006	2005	2006	2005
	Preferred Shares
	Balance at beginning of period	$596	$596	$596	$596

	Balance at End of Period	596	596	596	596

	Common Shares
	Balance at beginning of period	4,120	3,896	4,022	3,857
	Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	21	17	40	35
	Issued under the Stock Option Plan	19	28	102	63
	Issued on the exchange of shares of a subsidiary corporation	—	—	—	2
	Repurchased for cancellation (Note 8)	(15)	(25)	(19)	(41)

	Balance at End of Period	4,145	3,916	4,145	3,916

	Contributed Surplus
	Balance at beginning of period	23	12	20	10
	Stock option expense	3	3	6	5

	Balance at End of Period	26	15	26	15

	Net Unrealized Foreign Exchange Loss
	Balance at beginning of period	(740)	(432)	(612)	(497)
	Unrealized gain (loss) on translation of net investments in foreign operations	(177)	137	(524)	317
	Hedging gain (loss)	169	(131)	504	(307)
	Income taxes	(58)	46	(174)	107

	Balance at End of Period	(806)	(380)	(806)	(380)

	Retained Earnings
	Balance at beginning of period	10,188	9,006	9,840	8,773
	Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	—	(42)

		10,188	9,006	9,840	8,731
	Net income	644	600	1,274	1,202
Dividends	—Preferred shares	(8)	(8)	(16)	(16)
	—Common shares	(266)	(230)	(512)	(450)
	Common shares repurchased for cancellation (Note 8)	(107)	(155)	(135)	(254)

	Balance at End of Period	10,451	9,213	10,451	9,213

	Total Shareholders’ Equity	$14,412	$13,360	$14,412	$13,360

The accompanying notes to consolidated financial statements are an integral part of these statements.
26   BMO Financial Group Second Quarter Report 2006

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005
Cash Flows from Operating Activities
Net income	$644	$600	$1,274	$1,202
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	—	8	7
Net gain on investment securities	(30)	(12)	(56)	(56)
Net (increase) decrease in trading securities	3,474	(5,390)	(2,518)	(7,663)
Provision for credit losses	66	6	118	49
Loss (gain) on sale of securitized loans (Note 4)	2	(23)	(12)	(42)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(1,670)	(563)	(699)	2,093
Increase (decrease) in derivative liability	2,445	259	2,303	(1,837)
Amortization of premises and equipment	89	90	177	185
Amortization of intangible assets	12	24	23	48
Future income tax (benefit) expense	(34)	(11)	8	40
Net decrease in current income taxes	(137)	(65)	(235)	(344)
Change in accrued interest
Increase in interest receivable	(32)	(113)	(38)	(151)
Increase (decrease) in interest payable	74	89	(10)	84
Changes in other items and accruals, net	806	1,812	1,463	39

Net Cash Provided by (Used in) Operating Activities	5,709	(3,297)	1,806	(6,346)

Cash Flows from Financing Activities
Net increase in deposits	2,481	7,386	4,482	12,273
Net increase (decrease) in securities sold but not yet purchased	1,515	1,868	(436)	3,180
Net increase in securities lent or sold under repurchase agreements	758	5,047	9,626	6,846
Net increase in liabilities of subsidiaries	395	734	723	497
Repayment of subordinated debt (Note 7)	(125)	—	(125)	—
Proceeds from issuance of subordinated debt (Note 7)	700	500	700	1,000
Proceeds from issuance of common shares	40	45	142	98
Common shares repurchased for cancellation (Note 8)	(122)	(180)	(154)	(295)
Dividends paid	(274)	(238)	(528)	(466)

Net Cash Provided by Financing Activities	5,368	15,162	14,430	23,133

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(31)	(1,299)	891	(2,673)
Purchases of investment securities	(4,203)	(4,011)	(6,375)	(8,322)
Maturities of investment securities	1,472	1,742	3,369	3,860
Proceeds from sales of investment securities	1,530	1,909	2,392	4,377
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(7,776)	(5,121)	(12,040)	(7,329)
Proceeds from securitization of loans (Note 4)	1,279	695	1,775	1,438
Net increase in securities borrowed or purchased under resale agreements	(3,457)	(6,649)	(5,467)	(8,278)
Proceeds from sales of land and buildings	—	148	—	148
Premises and equipment — net purchases	(122)	(90)	(198)	(139)
Acquisitions (Note 5)	(1)	—	(76)	(194)

Net Cash Used in Investing Activities	(11,309)	(12,676)	(15,729)	(17,112)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(75)	125	(169)	208

Net Increase (Decrease) in Cash and Cash Equivalents	(307)	(686)	338	(117)
Cash and Cash Equivalents at Beginning of Period	3,057	3,175	2,412	2,606

Cash and Cash Equivalents at End of Period	$2,750	$2,489	$2,750	$2,489

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2006   27

Notes to Consolidated Financial Statements
For the six months ended April 30, 2006 (Unaudited)
Note 1     Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005.
Note 2     Changes in Accounting Policy
Variable Interest Entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (“CICA”) new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004 was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.
The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark-to-market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.
On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005 was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against retained earnings.
Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.
Note 3     Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the six months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Balance at beginning of period	$170	$297	$945	$1,017	$1,115	$1,314	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	66	46	—	(40)	66	6	118	89	—	(40)	118	49
Recoveries	35	15	—	—	35	15	55	31	—	—	55	31
Write-offs	(91)	(107)	—	—	(91)	(107)	(162)	(179)	—	—	(162)	(179)
Foreign exchange and other	(2)	3	(6)	6	(8)	9	(2)	15	(20)	13	(22)	28

Balance at end of period	$178	$254	$939	$983	$1,117	$1,237	$178	$254	$939	$983	$1,117	$1,237

Comprised of:
Loans	$178	$237	$939	$983	$1,117	$1,220	$178	$237	$939	$983	$1,117	$1,220
Other credit instruments	—	17	—	—	—	17	—	17	—	—	—	17

Note 4     Securitization
During the quarter ended April 30, 2006, we securitized residential mortgages totalling $1,304 million for total cash proceeds of $1,279 million ($1,804 million and $1,775 million respectively, for the six months ended April 30, 2006). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.2 years, a prepayment rate of 8.00%, an interest rate of 4.64% and a discount rate of 4.26% (4.4 years and 9.72%, 4.74% and 4.10% respectively, for the six months ended April 30, 2006). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $11 million of losses in non-interest revenue, securitization revenues, $36 million of deferred purchase price in other assets and $10 million of servicing liability in other liabilities related to the securitization of those loans ($10 million, $50 million and $13 million respectively, for the six months ended April 30, 2006).
In addition, gains on sales of loans sold to all revolving securitization vehicles were $9 million, for the quarter ended April 30, 2006 (gains of $22 million for the six months ended April 30, 2006).
28   BMO Financial Group Second Quarter Report 2006

Note 5       Acquisition
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park
Cash resources	$16
Securities	54
Loans	247
Premises and equipment	4
Goodwill	44
Core deposit intangible asset	7
Other assets	4

Total assets	376

Deposits	296
Other liabilities	4

Total liabilities	300

Purchase price	$76

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.
Note 6       Employee Compensation
Stock Options
 During the six months ended April 30, 2006, we granted a total of 1,379,100 stock options. The weighted-average fair value of these options was $10.18 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2006

Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years
Future Change in Accounting Policy
 During the quarter ended April 30, 2006, the CICA issued proposed requirements for comment on stock-based compensation. Under these proposed requirements, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Stock-based compensation granted to employees eligible to retire during the vesting period should be expensed over the period from the grant date to the date that the employee is eligible to retire. Currently, these amounts are expensed over the vesting period. The effective date has not been finalized; however, we expect to adopt these new requirements in the year ended October 31, 2006 on a retroactive basis. We do not expect this change to have a material impact on our Consolidated Statement of Income for the year ending October 31, 2006.
Pension and Other Employee Future Benefit Expenses
 We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Benefits earned by employees	$35	$31	$5	$4
Interest cost on accrued benefit liability	52	50	11	11
Actuarial loss recognized in expense	21	17	3	3
Amortization of plan amendment costs	2	1	—	(2)
Expected return on plan assets	(64)	(57)	(1)	(1)

Benefits expense	46	42	18	15
Canada and Quebec pension plan expense	15	14	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$64	$59	$18	$15

	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
(Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Benefits earned by employees	$69	$62	$10	$8
Interest cost on accrued benefit liability	104	101	22	22
Actuarial loss recognized in expense	42	33	7	6
Amortization of plan amendment costs	3	2	(2)	(3)
Expected return on plan assets	(126)	(114)	(2)	(2)

Benefits expense	92	84	35	31
Canada and Quebec pension plan expense	28	26	—	—
Defined contribution expense	6	6	—	—

Total pension and other employee future benefit expenses	$126	$116	$35	$31

BMO Financial Group Second Quarter Report 2006    29

Notes to Consolidated Financial Statements
Note 7       Subordinated Debt
On March 14, 2006, we redeemed all of our 7.40% Debentures, Series 19, due 2011, totalling $125 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
On April 21, 2006, we issued $700 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, First Tranche, is due April 2021. Interest on this issue is payable semi-annually at a fixed rate of 5.10% until April 21, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
On May 9, 2006, we redeemed all of our 8.15% Debentures, Series 21, due 2011, totalling $300 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
Note 8       Share Capital
During the quarter ended April 30, 2006, we repurchased 1,861,300 common shares at an average cost of $65.63 per share, totalling $122 million. During the quarter ended April 30, 2005, we repurchased 3,252,800 common shares at an average cost of $55.48 per share, totalling $180 million. During the six months ended April 30, 2006, we repurchased 2,399,500 common shares at an average cost of $64.45 per share, totalling $154 million. During the six months ended April 30, 2005, we repurchased 5,299,300 common shares at an average cost of $55.74 per share, totalling $295 million.
There have been 3,215,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.
Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2006
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	501,652,267	4,145	—

Total outstanding share capital — classified as equity		$4,741

Stock options issued under stock option plan		n/a	25,068,526 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable
Note 9       United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Net Income — Canadian GAAP	$644	$600	$1,274	$1,202
United States GAAP adjustments	5	(34)	(56)	(86)

Net Income — United States GAAP	$649	$566	$1,218	$1,116

Earnings Per Share
Basic — Canadian GAAP	$1.27	$1.19	$2.51	$2.37
Basic — United States GAAP	1.27	1.12	2.39	2.20
Diluted — Canadian GAAP	1.24	1.16	2.46	2.32
Diluted — United States GAAP	1.25	1.09	2.35	2.15

During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation prospectively, beginning with grants issued in the quarter. Under United States GAAP, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. The impact of adopting this standard was to decrease non-interest expense by $4 million ($2 million after tax) in the quarter ended April 30, 2006 and increase non-interest expense by $38 million ($27 million after tax) in the six months ended April 30, 2006. Under Canadian GAAP, stock-based compensation is expensed over the vesting period.
30     BMO Financial Group Second Quarter Report 2006

Note 10       Operating and Geographic Segmentation
Operating Groups
 We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.
Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.
Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The Group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.
Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S's results. As such, results for Corporate Support largely reflect operating results of Corporate units.
Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group Second Quarter Report 2006    31

Notes to Consolidated Financial Statements
Note 10     Operating and Geographic Segmentation (cont’d)
Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended April 30, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)
Net interest income	$700	$187	$138	$174	$(56)	$1,143	$(30)	$1,113
Non-interest revenue	397	40	349	552	22	1,360	—	1,360

Total Revenue	1,097	227	487	726	(34)	2,503	(30)	2,473
Provision for credit losses	79	7	—	20	(40)	66	—	66
Non-interest expense	628	174	337	409	23	1,571	—	1,571

Income before taxes and non-controlling interest in subsidiaries	390	46	150	297	(17)	866	(30)	836
Income taxes	131	19	54	52	(53)	203	(30)	173
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$259	$27	$96	$245	$17	$644	$—	$644

Average Assets	$113,878	$21,936	$6,428	$167,056	$4,788	$314,086	$—	$314,086

Goodwill (As At)	$93	$581	$324	$98	$2	$1,098	$—	$1,098

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended April 30, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$672	$185	$143	$272	$(60)	$1,212	$(31)	$1,181
Non-interest revenue	371	43	360	408	34	1,216	—	1,216

Total Revenue	1,043	228	503	680	(26)	2,428	(31)	2,397
Provision for credit losses	68	8	1	25	(96)	6	—	6
Non-interest expense	611	170	382	359	57	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	364	50	120	296	13	843	(31)	812
Income taxes	101	20	43	90	(25)	229	(31)	198
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$263	$30	$77	$206	$24	$600	$—	$600

Average Assets	$104,408	$21,287	$7,068	$172,977	$5,122	$310,862	$—	$310,862

Goodwill (As At)	$93	$599	$834	$103	$3	$1,632	$—	$1,632

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the six months ended April 30, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$1,426	$372	$276	$381	$(99)	$2,356	$(61)	$2,295
Non-interest revenue	767	80	675	1,088	49	2,659	—	2,659

Total Revenue	2,193	452	951	1,469	(50)	5,015	(61)	4,954
Provision for credit losses	157	15	1	40	(95)	118	—	118
Non-interest expense	1,246	334	659	820	57	3,116	—	3,116

Income before taxes and non-controlling interest in subsidiaries	790	103	291	609	(12)	1,781	(61)	1,720
Income taxes	265	42	101	136	(75)	469	(61)	408
Non-controlling interest in subsidiaries	—	—	—	—	38	38	—	38

Net Income	$525	$61	$190	$473	$25	$1,274	$—	$1,274

Average Assets	$112,653	$21,778	$6,428	$164,029	$4,670	$309,558	$—	$309,558

Goodwill (As At)	$93	$581	$324	$98	$2	$1,098	$—	$1,098

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the six months ended April 30, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$1,371	$359	$283	$548	$(123)	$2,438	$(59)	$2,379
Non-interest revenue	741	85	702	840	61	2,429	—	2,429

Total Revenue	2,112	444	985	1,388	(62)	4,867	(59)	4,808
Provision for credit losses	135	15	2	50	(153)	49	—	49
Non-interest expense	1,217	326	750	731	88	3,112	—	3,112

Income before taxes and non-controlling interest in subsidiaries	760	103	233	607	3	1,706	(59)	1,647
Income taxes	234	42	83	164	(47)	476	(59)	417
Non-controlling interest in subsidiaries	—	—	—	—	28	28	—	28

Net Income	$526	$61	$150	$443	$22	$1,202	$—	$1,202

Average Assets	$104,001	$20,293	$7,055	$166,961	$5,076	$303,386	$—	$303,386

Goodwill (As At)	$93	$599	$834	$103	$3	$1,632	$—	$1,632

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.
32     BMO Financial Group Second Quarter Report 2006

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis(1)
			Other
For the three months ended April 30, 2006	Canada	United States	Countries	Total
Net interest income	$817	$296	$30	$1,143
Non-interest revenue	995	319	46	1,360

Total Revenue	1,812	615	76	2,503
Provision for credit losses	56	11	(1)	66
Non-interest expense	1,119	417	35	1,571

Income before taxes and non-controlling interest in subsidiaries	637	187	42	866
Income taxes	137	69	(3)	203
Non-controlling interest in subsidiaries	13	6	—	19

Net Income	$487	$112	$45	$644

Average Assets	$211,779	$77,501	$24,806	$314,086

			Other
For the three months ended April 30, 2005	Canada	United States	Countries	Total
Net interest income	$857	$331	$24	$1,212
Non-interest revenue	854	326	36	1,216

Total Revenue	1,711	657	60	2,428
Provision for credit losses	32	(15)	(11)	6
Non-interest expense	1,056	491	32	1,579

Income before taxes and non-controlling interest in subsidiaries	623	181	39	843
Income taxes	199	47	(17)	229
Non-controlling interest in subsidiaries	9	5	—	14

Net Income	$415	$129	$56	$600

Average Assets	$208,314	$75,576	$26,972	$310,862

			Other
For the six months ended April 30, 2006	Canada	United States	Countries	Total
Net interest income	$1,683	$605	$68	$2,356
Non-interest revenue	1,934	633	92	2,659

Total Revenue	3,617	1,238	160	5,015
Provision for credit losses	105	14	(1)	118
Non-interest expense	2,208	839	69	3,116

Income before taxes and non-controlling interest in subsidiaries	1,304	385	92	1,781
Income taxes	336	135	(2)	469
Non-controlling interest in subsidiaries	27	11	—	38

Net Income	$941	$239	$94	$1,274

Average Assets	$205,656	$78,537	$25,365	$309,558

			Other
For the six months ended April 30, 2005	Canada	United States	Countries	Total
Net interest income	$1,745	$643	$50	$2,438
Non-interest revenue	1,685	660	84	2,429

Total Revenue	3,430	1,303	134	4,867
Provision for credit losses	84	(17)	(18)	49
Non-interest expense	2,145	908	59	3,112

Income before taxes and non-controlling interest in subsidiaries	1,201	412	93	1,706
Income taxes	401	116	(41)	476
Non-controlling interest in subsidiaries	17	11	—	28

Net Income	$783	$285	$134	$1,202

Average Assets	$205,814	$73,361	$24,211	$303,386

(1)	Taxable equivalent basis — see Basis of Presentation section.
BMO Financial Group Second Quarter Report 2006     33